02025324

P.E.
3-1-02

Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: March 11, 2002

By: [signature]

02-03-11 6k2

Electrolux

PRESS RELEASE

Magnus Yngen new head of Electrolux Floor Care

(ELUX) Magnus Yngen is appointed new President of Electrolux Floor Care, succeeding Hans Stråberg, who will be elected President & CEO for the Electrolux Group in April. Yngen will be a member of the Group management team and will report to Hans Stråberg. He will take his position on March 15.

Magnus Yngen, 43, is currently head of Floor Care Europe. He joined the Electrolux Group in 1995 as Technical Director within the direct sales company LUX. Yngen was head of the Floor Care International operations from 1999-2001. Before joining Electrolux, he held several international sales and marketing positions.

Electrolux is the world's largest producer of vacuum cleaners, with world famous brands such as Electrolux, AEG, Eureka, Volta, Tornado and Progress. The global Floor Care business sector has a turnover of SEK 9.6 billion and around 5,000 employees.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2000, Group sales were SEK 124.5 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, *Zanussi, Frigidaire, Eureka, and Husqvarna.*

For further information or comments from Magnus Yngen, please contact the Electrolux Press Hotline at +46 8 657 65 07.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com